===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        ------------------------------

                                 SCHEDULE TO
                                 (RULE 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        ------------------------------

                              ARVINMERITOR, INC.
        (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                        ------------------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1 PER SHARE,
      HAVING AN EXERCISE PRICE EQUAL TO OR GREATER THAN $22.25 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                        ------------------------------

                                 043353 10 1
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                          (UNDERLYING COMMON STOCK)

                        ------------------------------

                             VERNON G. BAKER, II
                            SENIOR VICE PRESIDENT,
                        GENERAL COUNSEL AND SECRETARY
                              ARVINMERITOR, INC.
                             2135 WEST MAPLE ROAD
                                TROY, MI 48084
                                (248) 435-1000
                 (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF FILING
                                   PERSON)

                                   COPY TO:
                            PETER R. KOLYER, ESQ.
                            CHADBOURNE & PARKE LLP
                             30 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10112
                                (212) 408-5100


===============================================================================

                          CALCULATION OF FILING FEE


Transaction valuation*                                    Amount of filing fee
---------------------                                     --------------------
     $11,563,272                                                 $2,313


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,117,516 shares of common stock of ArvinMeritor, Inc. having an aggregate value of $11,563,272 as of May 25, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid: Not applicable.
                  Form or Registration No.: Not applicable.

                        Filing party: Not applicable.
                         Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule l4d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 1.  Summary Term Sheet.

                  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 1, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

                  (a) The name of the issuer is ArvinMeritor, Inc., an Indiana corporation (the "Company"), the address of its principal executive office is 2135 West Maple Road, Troy, Michigan 48084, and its telephone number is (248) 435-1000. The information set forth in the Offer to Exchange under
Section 9 ("Information About ArvinMeritor, Inc.") is incorporated herein by reference.

                  (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its officers and other active employees to exchange all options to purchase shares of common stock, par value $1 per share, of the Company (the "Common Stock") having an exercise price equal to or greater than $22.25 per share (other than any such options granted in June 1991) ("Eligible Options"), which are outstanding under the ArvinMeritor, Inc. 1997 Long-Term Incentives Plan (formerly the Meritor Automotive, Inc. 1997 Long-Term Incentives Plan), the ArvinMeritor, Inc. Employee Stock Benefit Plan (formerly the Arvin Industries, Inc. Employee Stock Benefit Plan), the ArvinMeritor, Inc. 1998 Stock Benefit Plan (formerly the Arvin Industries, Inc. 1998 Stock Benefit Plan) and the ArvinMeritor, Inc. 1988 Stock Benefit Plan (formerly the Arvin Industries, Inc. 1988 Stock Benefit Plan) (collectively, the "Plans") for restricted shares of Common Stock that will be issued under one or more of the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Each of the Plans is an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. As of May 29, 2000, there were 3,117,516 Eligible Options. The information set forth in the Offer to Exchange under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

                  (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

                  (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of ArvinMeritor, Inc.") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

                  (a) The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and
Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Relating to the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

                  (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Relating to the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

                  (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

                  (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

                  (d)      Not applicable.

Item 8.  Interest in Securities of the Subject Company.

                  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Relating to the Options") is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Relating to the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

                  (a)      Not applicable.

Item 10. Financial Statements.

                  (a) The information set forth in the Offer to Exchange under Section 9 ("Information About ArvinMeritor, Inc.") and Section 16 ("Additional Information"), and on pages 33 through 51 of the Company's 2000 Annual Report to Shareowners included in Exhibit 13 to the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000 and on pages 2 through 13 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 is incorporated herein by reference.

                  (b)      Not applicable.

Item 11. Additional Information.

                  (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Relating to the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

                  (b)      Not applicable.

Item 12. Exhibits.

         (a)(1)   Offer to Exchange, dated June 1, 2001.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Letter to Eligible Option Holders.

         (a)(4)   Summary of Tender Offer Process.

         (a)(5)   Form of Notice of Withdrawal.

         (a)(6)   Form of E-mail to Eligible Option Holders.

         (a)(7) ArvinMeritor, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000 (filing date December 21,
                  2000) is incorporated herein by reference (File No.
                  1-15983).

         (a)(8) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 (filing date February 14, 2001) is incorporated herein by reference (File No. 1-15983).

         (a)(9) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 (filing date May 16,
                  2001) is incorporated herein by reference (File No.
                  1-15983).

         (b)      Not applicable.

         (d)(1) ArvinMeritor, Inc. 1997 Long-Term Incentives Plan is incorporated herein by reference to Exhibit 10-a-1 to Meritor Automotive, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (File No. 1-13093).

         (d)(2) ArvinMeritor, Inc. 1998 Stock Benefit Plan is incorporated herein by reference to Exhibit 10(A) to Arvin Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (File No. 1-302).

         (d)(3) ArvinMeritor, Inc. Employee Stock Benefit Plan is incorporated herein by reference to ArvinMeritor, Inc.'s Registration Statement on Form S-3 filed on August 4, 2000 (File No. 333-43112).

         (d)(4) ArvinMeritor, Inc. 1988 Stock Benefit Plan, as amended, is incorporated herein by reference to Exhibit 10 to Arvin Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 3, 1988, and as Exhibit 10(E) to Arvin Industries, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 4, 1993 (File No. 1-302).

         (d)(5)   Form of Restricted Stock Agreement.

         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)      Not applicable.

                                  SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                               ARVINMERITOR, INC.



                               By: /s/ Vernon G. Baker, II
                                   --------------------------------------------
                                    Vernon G. Baker, II
                                    Senior Vice President, General Counsel
                                         and Secretary

Date:    June 1, 2001

                              INDEX TO EXHIBITS



Exhibit
Number                                  Description
-------                                 -----------
(a)(1)                     Offer to Exchange, dated June 1, 2001.

(a)(2)                     Form of Letter of Transmittal.

(a)(3)                     Form of Letter to Eligible Option Holders.

(a)(4)                     Summary of Tender Offer Process.

(a)(5)                     Form of Notice of Withdrawal.

(a)(6)                     Form of E-mail to Eligible Option Holders.

(a)(7) ArvinMeritor, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000 (filing date December 21, 2000) is incorporated herein by reference (File No. 1-15983).

(a)(8) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000
                           (filing date February 14, 2001) is incorporated herein by reference (File No. 1-15983).

(a)(9) ArvinMeritor, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 (filing date May 16, 2001) is incorporated herein by reference (File No. 1-15983).

(d)(1) ArvinMeritor, Inc. 1997 Long-Term Incentives Plan is incorporated herein by reference to Exhibit
                           10-a-1 to Meritor Automotive, Inc.'s Annual Report on Form 10-K for the fiscal year ended September
                           30, 1997 (File No. 1-13093).

(d)(2) ArvinMeritor, Inc. 1998 Stock Benefit Plan is incorporated herein by reference to Exhibit 10(A) to Arvin Industries, Inc.'s Annual Report on Form
                           10-K for the fiscal year ended January 3, 1999
                           (File No. 1-302).

(d)(3) ArvinMeritor, Inc. Employee Stock Benefit Plan is incorporated herein by reference to ArvinMeritor, Inc.'s Registration Statement on Form S-3 filed on
                           August 4, 2000 (File No. 333-43112).

(d)(4) ArvinMeritor, Inc. 1988 Stock Benefit Plan, as amended, is incorporated herein by reference to
                           Exhibit 10 to Arvin Industries, Inc.'s Quarterly
                           Report on Form 10-Q for the quarter ended July 3, 1988, and as Exhibit 10(E) to Arvin Industries,
                           Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 4, 1993 (File No. 1-302).



Exhibit
Number                                  Description
-------                                 -----------
(d)(5)                     Form of Restricted Stock Agreement.



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